SHP ETF Trust 485BPOS

Exhibit 99.28(p)(5)

CAPITAL INSIGHT PARTNERS, LLC

CODE OF ETHICS

This Code of Ethics (the “Code”) has been adopted by Capital Insight Partners, LLC (the “Adviser”) and is intended to comply with Advisers Act Rule 204A-1. The code also covers its role as investment adviser to registered investment companies in compliance with Rule 17j-1 under the Investment Company Act of 1940 (the “Act”) (unless specifically identified, Rule 17j-1 is referred to as the “Rule”). This Code of Ethics is intended to ensure that all acts, practices and courses of business engaged in by access persons (as defined) of the Adviser reflect high standards and comply with the requirements of Section 17(j) of the Act and Rule 17j-1 thereunder. Sections of the Code apply specifically to its responsibilities in providing investment advisory services to registered investment companies and in these instances these clients will be referred to as “RIC Clients”. In addition to this Code, the Firm has adopted, in its entirety, the Code of Conduct and Professional Ethics adopted by the CFA Board.

This Code acknowledges the general principles that access persons and advisory persons (as defined below): (i) owe a fiduciary obligation to its clients; (ii) have the duty at all times to place the interests of clients and their respective shareholders, if any, first; (iii) must conduct all personal securities transactions in such a manner as to avoid any actual or potential conflict of interest or abuse of an individual’s position of trust and responsibility; (iv) should not take inappropriate advantage of their positions in relation to clients; (v) must comply with the federal securities laws; and (vi) must safeguard nonpublic information about clients and their accounts, securities, instructions and interests.

If you have any questions concerning this Code, please contact the Chief Compliance Officer and/or the Firm’s counsel.

I.       Definitions

A.            “Access person” means any director, trustee, officer, general partner, managing member, or Advisory Person (as defined) of the Adviser and any employee who has access to nonpublic information regarding any Client’s purchase or sale of securities or nonpublic information regarding the portfolio holdings of any reportable fund (as defined in Rule 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”)), or who is involved in making securities recommendations to Clients or who has access to such recommendations that are nonpublic.

B.            “Advisory person” means (1) any employee of the Adviser (or of any company in a control relationship to the Adviser) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security (as defined) by a Client, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (2) any natural person in a control relationship to the Adviser who obtains information concerning recommendations made to a Client with regard to the purchase or sale of a security by the Client.

C.            “Beneficial ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the “1934 Act”).

D.            “Chief Compliance Officer” means the chief compliance officer of the Adviser, or his or her delegate.

E.            “Control” shall have the same meaning as that set forth in Section 2(a)(9) of the Act. Section 2(a)(9) provides that “control” generally means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

F.            A “security held or to be acquired” means: (1) any security which, within the most recent 15 days: (a) is or has been held by a Client; or (b) is being or has been considered by the Adviser for purchase by a Client; and (2) any option to purchase or sell, and any security convertible into or exchangeable for, a security described in clause (1) above.

G.            An “initial public offering” means an offering of securities registered under the Securities Act of 1933 (the “1933 Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act.

H.            “Investment personnel” means: (1) any employee of the Adviser (or of any company in a control relationship to the Adviser) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by Clients; and (2) any natural person who controls the Adviser and who obtains information concerning recommendations made to Clients regarding the purchase or sale of securities by Clients.

I.              A “limited offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(a)(2) or Section 4(5) or pursuant to Rule 504, Rule 505, or Rule 506 under the 1933 Act.

J.             “Purchase or sale” for purposes of this Code and each Exhibit or other appendix hereto includes, among other things, the writing of an option to purchase or sell a security.

K.            “Reportable Security” means a Security as defined in Section 2(a)(36) of the Act, except that it shall not include direct obligations of the Government of the United States, bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, and shares issued by registered open-end investment companies (including money market funds) except shares of clients, or such other securities as may be excepted under the provisions of the Rules.

II.       Prohibitions

A.       Generally. Rule 17j-1 under the Act makes it unlawful for any affiliated person of a client, or any affiliated person of the Adviser, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client:

1.             To employ any device, scheme or artifice to defraud clients;

2.             To make to a client any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading;

3.             To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client; or

4.             To engage in any manipulative practice with respect to a client.

It is the policy of the Adviser that no access person shall engage in any act, practice or course of conduct that would violate the provisions of the Rule set forth above.

B.       Initial Public Offerings and Limited Offerings. No access person or investment personnel may acquire any direct or indirect beneficial ownership in any securities in an initial public offering or in a limited offering unless the Chief Compliance Officer has authorized the transaction in advance.

III.       Procedures

A.            Acknowledgment of Receipt. Your receipt of this Code for your review and acknowledgement means that you are a person to whom the Code applies. You are required to acknowledge in SchwabCT that you have received a copy of this Code, as well as any amendments to the Code. You are required to certify annually in SchwabCT that you have read, understood and complied with this Code.

B.            Reporting. In order to provide the Adviser with information to enable it to determine with reasonable assurance whether the provisions of the Rule are being observed by its access persons, each access person of the Adviser shall submit the following:

1.             Initial and Annual Holdings Report. Within 10 calendar days of becoming an Access Person under the Code, Access Persons must provide holding information for all Reportable Securities. All Initial holdings reports must be current as of a date not more than 45 days prior to becoming an Access Person. Holdings information must also be updated on an annual basis thereafter and must be current as of a date not more than 45 days prior to the date the holdings report is submitted. For Reportable Securities held at Schwab or other approved financial institutions, Capital Insight will rely on electronic data feeds to SchwabCT to obtain holdings information. In some cases, duplicate statements, or other applicable holdings report documentation must be provided to the Chief Compliance Officer.

2.             Quarterly Transaction Reports. Access Persons are required to provide Capital Insight with quarterly information regarding all transactions in Reportable Securities within 30 days of each calendar quarter end. For transactions in Reportable Securities in accounts at Schwab or other approved financial institutions, Capital Insight will rely on electronic data feeds to SchwabCT to obtain holdings information. In some cases, including where SchwabCT does not receive electronic data feeds, duplicate statements, or other transaction must be provided to the Chief Compliance Officer,

3.             Notice of Account Openings. Each Access Person shall submit a Notice of Account Opening in SchwabCT prior to establishing an account in which any Securities are to be held for the direct or indirect benefit of such Access Person.

4.             Confirmations. If required Access Persons shall direct their brokers to supply to the Chief Compliance Officer on a timely basis, duplicate copies of confirmations of all personal Covered Securities.

5.             Potential Conflicts of Interest. Every Access Person shall immediately report to the Chief Compliance Officer any factors of which the Access Person is aware that would be relevant to a conflict of interest analysis, including the existence of any substantial economic relationship between the Access Person's transactions and Securities held or to be acquired by a Client.

6.             Notification of Reporting Obligation. All Access Persons having a duty to file Quarterly Reports and Initial and Annual Holdings Report hereunder shall be informed of such duty by the Chief Compliance Officer and shall be provided with a copy of this Code. Once informed of the duty to file a Quarterly Report and Initial and Annual Holdings Report, an Access Person has a continuing obligation to file such report, in a timely manner, whether or not the Access Person had any new information to report for the period.

IV.       Review and Enforcement

A.       Review.

1.             The Chief Compliance Officer shall from time to time review the reported personal securities transactions of access persons for compliance with the requirements of this Code.

2.             If the Chief Compliance Officer determines that a violation of this Code may have occurred, before making a final determination that a material violation has been committed by an individual, the Chief Compliance Officer may give such person an opportunity to supply additional information regarding the transaction in question.

B.       Enforcement.

1.             If the Chief Compliance Officer determines that a material violation of this Code has occurred, he or she shall promptly report the violation to the president of the Adviser (the “President”), unless the President is the person whose transaction is under consideration, in which case the Chief Compliance Officer shall promptly report the violation to the chief investment officer of the Adviser (the “CIO”). The President or CIO, as the case may be, shall take such actions as they consider appropriate, including imposition of any sanctions that they consider appropriate.

2.             No person shall participate in a determination of whether he or she has committed a violation of this Code or in the imposition of any sanction against himself or herself. If, for example, a securities transaction of the Chief Compliance Officer is under consideration, the President shall act in all respects in the manner prescribed herein for the Chief Compliance Officer.

C.       Reporting to RIC Clients’ Boards. At periodic intervals established by each RIC Client’s Board of Directors/Trustees, but no less frequently than annually, the Chief Compliance Officer shall furnish to each Client’s Board a written report that:

1.             Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

2.             Certifies that the Adviser has adopted procedures reasonably necessary to prevent access persons from violating the Code.

V.       Records

The Adviser shall maintain at its principal place of business records in the manner and to the extent set forth below, which records shall be available for appropriate examination by representatives of the Securities and Exchange Commission.

•	A copy of this Code and any other code of ethics which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

•	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

•	A copy of each report made pursuant to this Code by an access person, including any information provided in lieu of reports, shall be preserved by the Chief Compliance Officer for a period of not less than five years from the end of the fiscal year in which it is made, the first two years in an easily accessible place;

•	A list of all persons who are, or within the past five years have been, required to make reports pursuant to this Code, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place;

•	A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons, for at least five years after the end of the fiscal year in which the approval is granted;

•	A copy of each report made pursuant to Section IV.C of this Code shall be preserved by the Chief Compliance Officer for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place; and

•	The Chief Compliance Officer shall preserve a record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of securities under Section II.B of this Code for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place.

VI.       Miscellaneous

A.            Confidentiality. All reports of securities transactions and any other information filed with the Adviser pursuant to this Code shall be treated as confidential, except as regards appropriate examinations by representatives of the Securities and Exchange Commission.

B.            Amendment; Interpretation of Provisions. The Adviser may from time to time amend this Code or adopt such interpretations of this Code as it deems to be appropriate.

Adopted: January 1, 2022